UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Aclarion, Inc.

(Exact name of registrant as specified in its charter)

Delaware	47-3324725
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

8181 Arista Place, Suite 100 Broomfield, Colorado	80021
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), please check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), please check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities To Be Registered.

On March 19, 2026, the board of directors (the “Board”) of Aclarion, Inc., a Delaware corporation (the “Company”), adopted a stockholder rights agreement and declared (i) a dividend of one right (a “Right”) for each outstanding share of Company common stock, par value $0.00001 per share (“Common Stock”), to stockholders of record at the close of business on March 30, 2026 (the “Record Date”) and (ii) a dividend of the aggregate number of Rights equal to the number of shares of Common Stock acquirable upon complete exercise of each Rights-Eligible Warrant for each Rights-Eligible Warrant (as defined in the Stockholder Rights Agreement) (without regard to any limitations on exercise thereof, including any beneficial ownership limitation contained therein) in each case outstanding at the close of business on the Record Date, including the warrants issued pursuant to that certain Warrant Agent Agreement, dated as of April 21, 2022, by and between the Company and VStock Transfer, LLC, as warrant agent (the “Public Warrants”).

Each Right entitles its holder, subject to the terms of the Rights Agreement (as defined below), to purchase from the Company one one-thousandth of a share of Series D Junior Participating Preferred Stock, par value $0.00001 per share (“Preferred Stock”), of the Company at an exercise price of $14.00 per Right, subject to adjustment. The description and terms of the Rights are set forth in a stockholder rights agreement, dated as of March 19, 2026 (the “Rights Agreement”), between the Company and VStock Transfer, LLC, as rights agent (and any successor rights agent, the “Rights Agent”).

The Rights Plan is intended to enable all stockholders to realize the long-term value of their investment in the Company. The Rights Plan is also intended to reduce the likelihood that any person or group gains control of the Company without paying all stockholders an appropriate control premium. The Rights Plan will help to ensure the Board has sufficient time to make informed decisions that are in the best interest of Aclarion and its stockholders.

The Rights Plan was not adopted in response to any specific proposal to acquire control of the Company and is not intended to deter offers or preclude the Board from considering offers that are fair and otherwise in the best interests of all the Company’s stockholders. The Rights Agreement is not expected to interfere with any merger or business combination approved by the Board.

The Rights. The Rights will attach to any shares of Common Stock that become issued and outstanding after the Record Date and prior to the earlier of (i) the Distribution Time (as defined below) and (ii) the Expiration Time (as defined below), and in certain other circumstances described in the Rights Agreement, including shares of Common Stock issued upon the exercise of Rights-Eligible Warrants.

Until the Distribution Time, the Rights are associated with Common Stock and Rights-Eligible Warrants, as applicable, and evidenced by Common Stock certificates or Public Warrants certificates or instruments representing Rights-Eligible Warrants (other than the Public Warrants), or, in the case of uncertificated shares of Common Stock or uncertificated Public Warrants, the book-entry account that evidences record ownership of such shares of Common Stock or Public Warrants, which will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Time, the Rights are transferable with, and only with, the underlying shares of Common Stock or Rights-Eligible Warrants, as applicable.

Until the Distribution Time, the surrender for transfer of any shares of Common Stock or any Rights-Eligible Warrants will also constitute the transfer of the Rights associated with those shares or warrants, and the exercise of any Rights-Eligible Warrants will result in the cancellation and retirement of the associated Rights. As soon as practicable after the Distribution Time, separate rights certificates will be mailed to holders of record of Common Stock or Rights-Eligible Warrants as of the Distribution Time. From and after the Distribution Time, the Rights will be represented solely by the separate rights certificates.

The Rights are not exercisable until the Distribution Time. Until a Right is exercised, its holder will have no rights as a stockholder of the Company, including the right to vote or to receive dividends.

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Separation and Distribution of Rights; Exercisability. Subject to certain exceptions, the Rights become exercisable and trade separately from Common Stock or Rights-Eligible Warrants only upon the “Distribution Time,” which occurs upon the earlier of:

•	the close of business on the tenth (10th) day after the “Stock Acquisition Date” (which is defined as (a) the first date of public announcement that any person or group has become an Acquiring Person or (b) such other date, as determined by the Board, on which a person or group has become an Acquiring Person); and

•	the close of business on the tenth (10th) business day (or such later date as may be determined by the Board prior to such time as any person or group becomes an Acquiring Person) after the commencement of a tender offer or exchange offer that, if consummated, would result in a person or group becoming an Acquiring Person, unless such tender or exchange offer is conditioned on the redemption of the Rights or termination of the Rights Agreement.

“Acquiring Person” means a person or group that, together with its affiliates and associates, beneficially owns 10% or more of the outstanding shares of Common Stock (with certain exceptions, including those described below).

An Acquiring Person does not include:

•	the Company or any subsidiary of the Company;

•	any officer, director or employee of the Company or any subsidiary of the Company in his or her capacity as such;

•	any employee benefit plan of the Company or of any subsidiary of the Company or any entity or trustee holding (or acting in a fiduciary capacity in respect of) shares of capital stock of the Company for or pursuant to the terms of any such plan or for the purpose of funding other employee benefits for employees of the Company or any subsidiary of the Company; or

•	any person or group that, together with its affiliates and associates, as of immediately prior to the first public announcement of the adoption of the Rights Agreement, beneficially owns 10% or more of the outstanding shares of Common Stock, so long as such person or group continues to beneficially own at least 10% of the outstanding shares of Common Stock and does not acquire shares of Common Stock to beneficially own an amount equal to or greater than the greater of (a) 10% and (b) the sum of the lowest beneficial ownership of such person or group since the public announcement of the adoption of the Rights Agreement plus one share of Common Stock.

In addition, the Rights Agreement provides that no person or group will become an Acquiring Person as a result of security purchases or issuances directly from the Company or through an underwritten offering approved by the Board. Also, a person or group will not be an Acquiring Person if the Board determines that such person or group has become an Acquiring Person inadvertently and such person or group has already divested or divests as promptly as practicable a sufficient number of shares so that such person or group would no longer be an Acquiring Person.

Any existing stockholder or stockholder group that beneficially owns 10% or more of Common Stock shall be grandfathered at its current ownership level, but the Rights held by them will not be exercisable if, at any time after the announcement of the Rights Agreement, such stockholder or stockholder group increases its ownership of Common Stock.

The right or obligation to acquire beneficial ownership of shares of Common Stock, whether such right is exercisable, or such obligation is required to be performed, immediately or only after the passage of time or the satisfaction of other conditions and, for the avoidance of doubt, without regard to any limitations on exercise of the Rights-Eligible Warrants, including any beneficial ownership limitation that would prevent the acquisition of more than a specified percentage of outstanding shares, is treated as beneficial ownership of such shares under the Rights Agreement. Certain synthetic interests in securities created by derivative positions-regardless of whether such interests are considered to be ownership of the underlying Common Stock or are reportable for purposes of Regulation 13D under the Securities Exchange Act of 1934, as amended-are treated as beneficial ownership of the number of shares of Common Stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of Common Stock are directly or indirectly held by counterparties to the derivatives contracts.

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Expiration Time. The Rights will expire on the earliest to occur of (i) the close of business on March 18, 2027 (the “Final Expiration Time”), (ii) the time at which the Rights are redeemed by the Company (as described below), (iii) the time at which the Rights are exchanged by the Company (as described below), and (iv) the closing of any merger or other acquisition transaction involving the Company pursuant to a merger or other acquisition agreement that has been approved by the Board before any person or group becomes an Acquiring Person (the earliest of clauses (i), (ii), (iii) and (iv) being herein referred to as the “Expiration Time”).

Flip-in Event. In the event that any person or group (other than certain exempt persons) becomes an Acquiring Person (a “Flip-in Event”), each holder of a Right (other than such Acquiring Person, any of its affiliates or associates or certain transferees of such Acquiring Person or of any such affiliate or associate, whose Rights automatically become null and void) will have the right to receive, upon exercise, Common Stock having a value equal to two (2) times the exercise price of the Right.

Flip-over Event. In the event that, at any time following the Stock Acquisition Date, any of the following occurs (each, a “Flip-over Event”):

•	the Company consolidates with, or merges with and into, any other entity, and the Company is not the continuing or surviving entity;

•	any entity engages in a share exchange with or consolidates with, or merges with or into, the Company, and the Company is the continuing or surviving entity and, in connection with such share exchange, consolidation or merger, all or part of the outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other entity or cash or any other property; or

•	the Company sells or otherwise transfers, in one transaction or a series of related transactions, 50% or more of the Company’s assets, cash flow or earning power,

each holder of a Right (except Rights that previously have been voided as described above) will have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two (2) times the exercise price of the Right.

Preferred Stock Provisions. Each share of Preferred Stock, if issued:

•	will not be redeemable;

•	will entitle the holder thereof, when, as and if declared, to quarterly dividend payments equal to the greater of $1,000 per share and 1,000 times the amount of all cash dividends plus 1,000 times the amount of non-cash dividends or other distributions paid on one share of Common Stock;

•	will entitle the holder thereof to receive $1,000 plus accrued and unpaid dividends per share upon liquidation;

•	will have the same voting power as 1,000 shares of Common Stock; and

•	if shares of Common Stock are exchanged by means of a merger, consolidation or a similar transaction, will entitle the holder thereof to a per share payment equal to the payment made on 1,000 shares of Common Stock.

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Anti-dilution Adjustments. The exercise price payable-and the number of shares of Preferred Stock or other securities or property issuable-upon exercise of the Rights are subject to adjustment from time to time to prevent dilution:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock;

•	if holders of the Preferred Stock are granted certain rights, options or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock; or

•	upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments amount to at least 1% of the exercise price. No fractional shares of Preferred Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

Redemption; Exchange. The Board may, at its option, at any time prior to the earlier of (i) the Close of Business on the tenth (10th) day following the Stock Acquisition Date (or if the Stock Acquisition Date shall have occurred prior to the Record Date, the Close of Business on the tenth (10th) day following the Record Date) and (ii) the Final Expiration Time, direct the Company to redeem the Rights in whole, but not in part, at a price of $0.001 per Right (subject to adjustment and payable in cash, Common Stock or other consideration deemed appropriate by the Board). Immediately upon the action of the Board authorizing any redemption, or at a later time as the Board may establish for the effectiveness of the redemption, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

At any time after any person or group becomes an Acquiring Person but before any Acquiring Person, together with all of its affiliates and associates, becomes the beneficial owner of 50% or more of the outstanding shares of Common Stock, the Company may exchange the Rights (other than Rights owned by the Acquiring Person, any of its affiliates or associates or certain transferees of the Acquiring Person or of any such affiliate or associate, whose Rights will have become null and void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

Amendment of the Rights Agreement. The Company and the Rights Agent may from time to time amend or supplement the Rights Agreement without the consent of the holders of the Rights. However, on or after the Stock Acquisition Date, no amendment can materially adversely affect the interests of the holders of the Rights (other than the Acquiring Person, any of its affiliates or associates or certain transferees of the Acquiring Person or of any such affiliate or associate).

Miscellaneous. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) or for common stock of the acquiring company or in the event of the redemption of the Rights as described above.

* * * * *

The foregoing description of the Rights Agreement and the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is filed as Exhibit 4.1 hereto and is incorporated herein by reference.

Item 2. Exhibits.

Exhibit No.	Description
3.1	Certificate of Designation of Series D Junior Participating Preferred Stock of Aclarion, Inc., dated March 19, 2026
4.1	Stockholder Rights Agreement, dated as of March 19, 2026, by and between Aclarion, Inc. and VStock Transfer, LLC, as rights agent (which includes the Form of Rights Certificate as Exhibit B thereto)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Aclarion, Inc.

Dated: March 19, 2026	By:	/s/ Gregory A. Gould
	Name:	Gregory A. Gould
	Title:	Chief Financial Officer

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